UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 1-12552

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	9

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Exhibit Index	10

Signatures	11

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	12
Ex-23.1 Consent of Deloitte & Touche LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
   The Talbots, Inc. Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 17, 2005

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments—at fair value:
Participant loans	$3,027,718	$2,662,473
Common stock—The Talbots, Inc.	12,193,703	13,315,891
Mutual funds	77,546,632	67,075,021
Common/collective trusts	28,220,825	25,273,001

Total investments	120,988,878	108,326,386

Cash	76	1,757

Receivables:
Due from broker for investments sold	31,211	2,782
Dividends and interest	16,767	14,356

Total receivables	47,978	17,138

Total assets	121,036,932	108,345,281

LIABILITIES:
Payable to broker for investments purchased	28,027	19,329
Accrued management fee	2,948	2,970
Excess contributions payable	59,380	100,668

Total liabilities	90,355	122,967

NET ASSETS AVAILABLE FOR BENEFITS	$120,946,577	$108,222,314

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CONTRIBUTIONS:
Employer	$3,337,396	$3,129,141
Employee	10,910,112	9,980,211
Rollover	330,043	162,681

Total contributions	14,577,551	13,272,033

INVESTMENT ACTIVITY:
Dividend and interest income	1,965,587	1,146,874
Net appreciation in fair value of investments	3,452,676	13,851,320

Total investment activity	5,418,263	14,998,194

DEDUCTIONS:
Benefit payments	(7,201,161)	(5,361,084)
Administrative expenses	(70,390)	(59,026)

Total deductions	(7,271,551)	(5,420,110)

NET INCREASE	12,724,263	22,850,117

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	108,222,314	85,372,197

End of year	$120,946,577	$108,222,314

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information—The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company”) on January 1, 1989 and amended and restated effective as of January 1, 1997 for the employees of the Company. Employees are eligible to participate following completion of one year of service, attainment of age 21, and at least 1,000 hours worked during the eligibility year of service. American Express Trust Co. (“AETC”) Retirement Services serves as both trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation—Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accept a reduction in compensation in an amount equal to 1% to 50% of the participant’s compensation subject to Internal Revenue Code (the “Code”) limitations. Effective January 1, 2003, participants who are ages 50 and older are permitted to make additional, catch-up contributions. The catch-up contribution limit was $3,000 and $2,000 for the fiscal years 2004 and 2003, respectively.

Contributions—During each Plan year, the Company makes matching contributions at its discretion. The Company’s matching contribution for the years ended December 31, 2004 and 2003 was 50% of the participant contribution up to 6% of the participant’s compensation.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s discretionary matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds, three common/collective trusts and a Company common stock fund as investment options for participants.

Vesting and Forfeitures—All participant contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures generated from Company contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain time after termination, second applied against administrative expenses, and third to reduce Company contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $218,670 and $379,620, respectively. These accounts will be applied against Plan administrative expenses and to reduce Company contributions. During the years ended December 31, 2004 and 2003, forfeitures of $70,412 and $53,435, respectively were used to pay administrative expenses. During the years ended December 31, 2004 and 2003, Company contributions were reduced by $184,819 and $158,599, respectively.

Benefit Arrangements—The Plan provides for the payment of participant account balances to participants who have reached the later of the normal retirement age of 65 or completion of five years of vesting service. A participant may also choose to withdraw his or her vested account balance upon attainment of the early retirement age or age 59 1/2. If the participant’s service with the Company terminates other than by reason of retirement, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant’s consent before his or her normal or early retirement age, if such payment would be in excess of certain amounts designated in the Plan document. Participants may elect to take distributions from the Company common stock fund in the form of whole shares of Company common stock.

Participant Loans—Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. Loan terms range from one to five years or up to 10 years for the purpose of purchasing a primary residence and are secured by the balance in the participant’s account. Interest rates are charged at current market rates. As of December 31, 2004, interest rates on outstanding loans range from 5.0% to 10.5%. Principal and interest is paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The investments of the Plan are stated at fair value. The Talbots, Inc. common stock is recorded at quoted market prices. Shares of mutual funds are recorded at net asset value based on quoted market prices. Fair values of investments that do not have readily ascertainable market values (such as common/collective trusts) have been determined by the trustee based on the underlying publicly traded assets of the portfolio. These investments aggregated $28,220,825 or 23.3% of the assets of the Plan at December 31, 2004 and $25,273,001 or 23.3% of the assets at December 31, 2003. Investment gain related to common/collective trust assets was $1,322,989 and $1,894,593 for the years ended December 31, 2004 and 2003, respectively. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments—Benefit payments to participants are recorded when paid.

Administrative Expenses—Most expenses incurred in administering the Plan, including those necessary for the administration of the trust, are paid out of the principal or income of the trust unless paid by the Company at its sole discretion.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

The Plan invests in various securities including mutual funds, common/collective trusts and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2004	2003
Common stock—The Talbots, Inc.	$12,193,703	$13,315,891
AETC Income Fund II	20,127,829	18,928,974
AETC Equity Index II	7,559,250	6,133,671
Invesco Total Return Fund	**	18,225,336
AIM Total Return Fund	19,031,284	**
AXP New Dimensions Fund	27,478,344	26,450,350
PIMCo Total Return Fund	6,754,703	6,283,113
Davis New York Venture Fund (Class A)	8,116,184	5,998,842
Baron Asset Fund	7,761,702	*
Janus Overseas Fund	7,042,749	*

*At December 31, 2003, these investments did not exceed five percent of the Plan’s net assets available for benefits.

** At December 31, 2004 and 2003, these investment options were not available under the Plan and therefore their balances were $0.

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2004	2003
At fair value:
Common stock—The Talbots, Inc.	$(1,494,306)	$1,388,029
Common/collective trusts:
AETC Income Fund II	636,085	717,500
AETC Equity Index Fund II	686,904	1,177,093
Mutual funds:
Invesco Total Return Fund	—	2,298,585
AIM Total Return Fund	438,239	—
AXP New Dimensions Fund	375,335	4,954,066
PIMCo Total Return Fund	(42,667)	23,593
Davis New York Venture Fund (Class A)	779,214	1,234,263
Baron Asset Fund	1,071,073	791,360
Janus Overseas Fund	935,001	1,143,263
AIM Balanced Class A Fund	67,798	123,568

Total	$3,452,676	$13,851,320

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common/collective trusts and mutual funds that are managed by AETC and related entities. AETC is the trustee and custodian as defined by the Plan. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for management services were $12,732 and $13,337 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held 447,804 and 432,594 shares, respectively, of common stock of the Company, with a fair value of $12,193,703 and $13,315,891, respectively. Participants direct their investment allocation and may elect to invest up to 50% of their contributions in Company stock. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income of $185,904 and $163,393, respectively, from common stock of the Company.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	TAX STATUS OF THE PLAN

The Plan obtained a favorable determination letter, dated May 28, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXCESS CONTRIBUTIONS PAYABLE

The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $59,380 and $100,668 in 2004 and 2003, respectively. This amount is reflected as excess contributions payable on the accompanying statements of net assets available for benefits. All such amounts will be refunded to the participants within the time allowed by the IRS.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	120,946,577	108,222,314
Loans shown as deemed loans on the Form 5500	(30,779)	—

Net assets available for benefits per the Form 5500	$120,915,798	$108,222,314

The following is a reconciliation of the Plan’s net income as reported in Form 5500 to net increase in net assets available for benefits per the financial statements:

	2004	2003
Net income per Form 5500	12,693,484	22,850,117
Loans shown as deemed loans on the Form 5500	30,779	—

Net increase in net assets available for benefits per the financial statements	$12,724,263	$22,850,117

* * * * * *

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

b) Identity of Issue,	c) Description of Investment, Including
Borrower, Lessor or	Maturity Date, Interest Rate,	d) Cost	e) Current
a) Similar Party	Collateral, and Par or Maturity Value	**	Value
	Mutual Funds:
PIMCo Funds	PIMCo Total Return Fund		$6,754,703
AIM	AIM Balanced Class A Fund		1,361,666
AIM	AIM Total Return		19,031,284
* American Express Financial
Advisors AXP	New Dimensions Fund		27,478,344
Baron Funds	Baron Asset Fund		7,761,702
Davis Funds	Davis New York Venture Fund (Class A)		8,116,184
Janus	Janus Overseas Fund		7,042,749

			77,546,632

	Total Mutual Funds

	Common/Collective Trusts:
* American Express Trust Co.	AETC Income Fund II		20,127,829
* American Express Trust Co.	AETC Equity Index Fund II		7,559,250
* American Express Trust Co.	AETC Money Market Fund II		533,746

	Total Common/Collective Trusts		28,220,825

* The Talbots, Inc.	Common Stock		12,193,703

* Participants	Participant Loans (interest rates ranging
	from 5.0% to 10.5% various maturity dates
	through November 2014)		3,027,718

	TOTAL INVESTMENTS		$120,988,878

* Party-in-interest

** Cost information is not required for participant-directed investments and therefore has not been included.

Exhibit Index

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TALBOTS, INC. RETIREMENT
SAVINGS VOLUNTARY PLAN

Date: June 22, 2005

	By:	/s/ Edward L. Larsen

Edward L. Larsen
Administrative Committee Member

	By:	/s/ Stuart M. Stolper

Stuart M. Stolper
Administrative Committee Member